SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K






                               REPORT PURSUANT TO
                        SECTION 15 (D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934





                       For the Period Ended March 31, 1999




                                   TANDY FUND

                             (full title of Program)


                                TANDY CORPORATION
                             100 Throckmorton Street
                                   Suite 1800
                             Fort Worth, Texas 76102


           (Name of issuer and address of principal executive offices)



TANDY CORPORATION
TANDY FUND

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
March 31, 1999



Report of Independent Accountants.......................................     3


Financial Statements:

  Statement of Net Assets Available for Benefits,
     with Fund Information - March 31, 1999.............................   4-5

  Statement of Net Assets Available for Benefits,
     with Fund Information - March 31, 1998.............................   6-7

  Statement of Changes in Net Assets Available for Benefits,
     with Fund Information for the Year Ended March 31, 1999............   8-9

  Notes to Financial Statements.......................................   10-16


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes at March 31, 1999....     17
  Schedule of Reportable Transactions for the Year Ended March 31, 1999...  18


Consent of Independent Accountants.......................................   21



  Schedules required by ERISA not included herein have been omitted, as there were no transactions for the type required to be disclosed in such schedules.



                        Report of Independent Accountants


To the Participants and Administrative Committee of the Tandy Fund


In our opinion, the accompanying statements of net assets available for benefits, with fund information and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Tandy Fund (the "Plan") at March 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
September 10, 1999


TANDY CORPORATION
TANDY FUND

Statement of Net Assets Available for Benefits, with Fund Information
March 31, 1999
                                FUND IINFORMATION
        -----------------------------------------------------------------

                          COMPANY-DIRECTED INVESTMENTS
        -----------------------------------------------------------------
                                                               Tandy Preferred Stock                Common Stock
                                                 Total        Allocated    Unallocated     Tandy      Tandycrafts   InterTAN


ASSETS
Investments in securities of participating
employer
     Tandy Preferred Stock (cost$76,200,628)
        Allocated (51,642.33 shares)          $145,379,609    $145,379,609           -             -           -            -
        Unallocated (24,558.30 shares)          69,134,704              -   69,134,704             -           -            -
     Tandy Common Stock (cost $52,093,170)     169,366,050              -            -     47,594,072
        2,654,120 shares
 Investments in securities of unaffiliated issuer:
     Tandycraft, Inc. Common Stock (cost$953)        5,215              -            -             -        5,215           -
        2,384 shares
     InterTAN, Inc. Common Stock (cost $7,216)       9,779              -            -             -           -         9,779
        1,003 shares
     Putnam Income Fund                          6,094,049              -            -             -           -            -
     Putnam Voyager Fund                        45,455,885              -            -             -           -            -
     Putnam Asset Allocation-Growth Fund        14,656,020              -            -             -           -            -
     Putnam Asset Allocation-Balanced Fund      16,663,590              -            -             -           -            -
     Putnam Asset Allocation-Conservative                               -            -             -           -            -
     Fund                                        4,895,208              -            -             -           -            -
     Putnam International Growth Fund              310,388              -            -             -           -            -
     Putnam Investors Fund                       1,491,520              -            -             -           -            -

Other Securities - Short-term money market funds:
     Putnam Money Market Fund                    6,887,733              -            -             -           -            -

Notes receivable from participants              12,289,095              -            -             -           -            -

Contributions receivable - employee                323,980              -            -             -           -            -
Contributions receivable - employer              2,981,890              -    2,981,890             -           -            -
                                             --------------  ------------- ------------ ------------- -----------  -----------

Total assets                                   495,944,715    145,379,609   72,116,594    47,594,072       5,215        9,779
                                             --------------  ------------- ------------ ------------- -----------  -----------

LIABILITIES
Interest payable                                   637,186              -       637,18             -           -            -
Notes payable                                   30,845,000              -   30,845,000             -
                                             --------------  ------------- ------------ ------------- -----------  -----------

Totallities                                     31,482,186              -   31,482,186             -           -            -
                                             --------------  ------------- ------------ ------------- -----------  -----------
Net assets available for benefits             $464,462,529   $145,379,609   40,634,408    47,594,072       5,215        9,779
                                             ==============  ============= ============ ============= ===========  ===========

----------------------------------------------------------------------------------------------------------------------------------

                                FUND INFORMATION
----------------------------------------------------------------------------------------------------------------------------------
                        PARTICIPANT-DIRECTED INVESTMENTS
----------------------------------------------------------------------------------------------------------------------------------
    Tandy                                                                                      Putnam       Putnam
    Common       Putnam       Putnam         Putnam Asset Allocation Funds        Putnam     Investors      Money        Loan
                                                                                  Intn'l
                                         --------------------------------------
    Stock        Income       Voyager      Growth      Balanced    Conservative Growth Fund     Fund        Market       Fund
--------------------------- ------------ ------------ ------------ ------------ ------------ -----------  ----------- ------------
  $          -            -            -            -            -            -            -           -            -            -

             -            -            -            -            -            -            -           -            -            -

   121,771,978            -            -            -            -            -            -           -            -            -


             -            -            -            -            -            -            -           -            -            -



             -            -            -            -            -            -            -           -            -            -

             -    6,094,049            -            -            -            -            -           -            -            -
             -            -   45,455,885            -            -            -                        -            -            -
             -            -            -   14,656,020            -            -            -           -            -            -
             -            -            -            -   16,663,590            -            -           -            -            -
             -            -            -            -            -    4,895,208            -           -            -            -
             -            -            -            -            -            -      310,388           -            -            -
             -            -            -            -            -            -            -   1,491,520            -            -


             -            -            -            -            -            -            -           -    6,887,733            -

             -            -            -            -            -            -            -           -            -    12,289,095

        69,331       16,600      115,784       44,708       39,949        8,345        2,800       6,627       19,836            -

             -            -            -            -            -            -            -           -            -            -
   ------------------------ ------------ ------------ ------------ ------------ ------------ -----------  ----------- ------------
   121,841,309   6,110,649   45,571,669   14,700,728   16,703,539    4,903,553       313,188  1,498,147     6,907,569   12,289,095
--------------------------- ------------ ------------ ------------ ------------ ------------ -----------  ----------- ------------

             -           -            -            -            -            -            -           -            -            -

             -           -            -            -            -            -            -           -            -            -
--------------------------- ------------ ------------ ------------ ------------ ------------ -----------  ----------- ------------


             -           -            -            -            -            -            -           -            -            -
--------------------------- ------------ ------------ ------------ ------------ ------------ -----------  ----------- ------------

  $121,841,309   $6,110,649  $45,571,669  $14,700,728  $16,703,539   $4,903,553     $313,188  $1,498,147   $6,907,569  $12,289,095

=========================== ============ ============ ============ ============ ============ ===========  =========== ============

TANDY CORPORATION
TANDY FUND
Statement of Net Assets Available for Benefits, with Fund Information March 31, 1998

                                                                                        FUND INFORMATION
                                                             -----------------------------------------------------------------------
                                                                                  COMPANY-DIRECTED INVESTMENTS
                                                             -----------------------------------------------------------------------
                                                                Tandy Preferred Stock                   Common Stock
                                                             -----------------------------------------------------------------------
                                                  Total        Allocated     Unallocated      Tandy      Tandycrafts     InterTAN
                                              -------------- -------------- ---------------------------- ------------  -------------

ASSETS
Investments in securities of participating employer:
    Preferred Stock (cost $79,513,099)
    Allocated (44,803.18 shares)                $93,330,631    $93,330,631    $         -   $         -     $      -      $      -
Unallocated (34,709.92 shares)                   72,305,094              -     72,305,094             -            -             -
Common stock (cost $47,267,305)
    2,730,933 shares                            128,353,838              -              -    36,986,427            -             -

Investments in securities of unaffiliated
issuers:
Tandycrafts, Inc. common stock (cost $953)
    2,384 shares                                     12,516              -              -             -       12,516             -
InterTAN, Inc. common stock (cost $7,216)
    1,003 shares                                      5,203              -              -             -            -         5,203
Putnam Income Fund                                5,405,629              -              -             -            -             -
Putnam Voyager Fund                              37,090,154              -              -             -            -             -
Putnam Asset Allocation - Growth Fund            14,014,428              -              -             -            -             -
Putnam Asset Allocation - Balanced Fund          15,588,513              -              -             -            -             -
Putnam Asset Allocation - Conservative Fund       4,745,944              -              -             -            -             -

Other securities - Short-term money market funds:
Putnam Money Market Fund                          5,302,306              -              -             -            -             -

Notes receivable from participants               10,255,202              -              -             -            -             -

Contributions receivable - Employees                242,646              -              -             -            -             -
Contributions receivable - Employer               3,663,494              -      3,663,494             -            -             -
                                              -------------- -------------- ---------------------------- ------------  -------------
Total assets                                    390,315,598     93,330,631     75,968,588    36,986,427       12,516          5,203
                                              -------------- -------------- ---------------------------- ------------  -------------

LIABILITIES
 Interest payable                                   910,848              -        910,848             -            -              -
Notes payable                                    42,143,000                    42,143,000             -            -              -
                                              -------------- -------------- -------------- ------------- ------------  -------------
Total liabilities                                43,053,848              -     43,053,848             -            -              -
                                              -------------- -------------- ---------------------------- ------------  -------------
Net assets available for benefits              $ 347,261,750    $93,330,631    $32,914,740   $36,986,427    $ 12,516      $   5,203
                                              ============== ============== ============== ============= ============  =============

-------------------------------------------------------------------------------------------------------------------
                                                 FUND INFORMATION
-------------------------------------------------------------------------------------------------------------------
                                         PARTICIPANT-DIRECTED INVESTMENTS
-------------------------------------------------------------------------------------------------------------------
     Tandy                                                                                 Putnam
    Common          Putnam        Putnam           Putnam Asset Allocation Funds           Money         Loan
                                             ------------------------------------------
     Stock          Income       Voyager        Growth        Balanced    Conservative     Market        Fund
---------------- ------------- ------------- -------------  ------------- ------------- ---------------------------



       $      -       $     -       $     -       $     -        $     -       $     -       $     -      $      -

              -             -             -             -              -             -             -             -

     91,367,411             -             -             -              -             -             -             -



              -             -             -             -              -             -             -             -


              -             -             -             -              -             -             -             -
              -     5,405,629             -             -              -             -             -             -
              -             -    37,090,154             -              -             -             -             -
              -             -             -    14,014,428              -             -             -             -
              -             -             -             -     15,588,513             -             -             -
              -             -             -             -              -     4,745,944             -             -


              -             -             -             -              -             -     5,302,306             -

              -             -             -             -              -             -             -    10,255,202

         48,246        17,259        89,882        33,208         29,859         6,119        18,073             -

              -             -             -             -              -             -             -             -
---------------- ------------- ------------- -------------  ------------- -----------------------------------------

     91,415,657     5,422,888    37,180,036    14,047,636     15,618,372     4,752,063     5,320,379    10,255,202
---------------- ------------- ------------- -------------  ------------- ------------- ---------------------------



              -             -             -             -              -             -             -             -
              -             -             -             -              -             -             -             -
---------------- ------------- ------------- -------------  ------------- ------------- ---------------------------

              -             -             -             -              -             -             -             -
---------------- ------------- ------------- -------------  ------------- ------------- ---------------------------

   $ 91,415,657    $ 5,422,888   $37,180,036   $14,047,636    $15,618,372   $4,752,063    $5,320,379   $10,255,202

================ ============= ============= =============  ============= ============= ===========================

TANDY CORPORATION
TANDY FUND

Statement of Changes in Net Assets Available for Benefits with Fund Information For the Year Ended March 31, 1999

                                                                                     FUND INFORMATION

                                                               --------------------------------------------------------------
                                                                               COMPANY-DIRECTED INVESTMENTS
                                                               --------------------------------------------------------------
                                                                Tandy Preferred Stock               Common Stock
                                                               ------------------------- ------------------------------------
                                                  Total         Allocated    Unallocated    Tandy     Tandycrafts  InterTAN
                                             ----------------  ------------- ----------- ------------ ----------- -----------

Investment income
    Dividends - participating employer          $  6,794,688    $ 3,111,836  $ 2,603,244  $   308,167     $    -       $     -

    Dividends - other                              4,542,573              -            -            -          -             -
                                             ----------------  ------------- ----------- ------------ ----------- -----------
                                                  11,337,261      3,111,836    2,603,244      308,167          -             -
                                             ----------------  ------------- ----------- ------------ ----------- -----------

Net appreciation (depreciation) in fair value of securities:

    Employer securities                          101,750,093     30,863,636   25,407,943   12,726,042           -           -

    Other securities                               2,834,265              -            -            -     (7,301)       4,576
                                             ----------------  ------------- ----------- ------------ ----------- -----------
                                                 104,584,358     30,863,636   25,407,943   12,726,042     (7,301)       4,576
                                             ----------------  ------------- ----------- ------------ ----------- -----------

Contributions:

    Employee                                      19,817,312              -            -            -          -             -

    Employer                                       8,286,502              -    8,257,290       29,212          -             -
                                             ----------------  ------------- ----------- ------------ ----------- -----------
                                                  28,103,814              -    8,257,290       29,212          -             -
                                             ----------------  ------------- ----------- ------------ ----------- -----------

Other additions(deductions):
    Release of preferred shares proportionate to paydown
       of notes payable                                    -      25,466,49  (25,466,496)           -           -            -

    Interfund transfers, net                               -              -            -            -           -            -

    Loans and repayments (including                        -              -            -      117,429           -            -
    interest), net

    Other                                          (101,673)              -            -     (30,193)           -            -
                                             ----------------  ------------- ----------- ------------ ----------- -----------
                                                   (101,673)     25,466,496  (25,466,496)      87,236           -            -
                                             ----------------  ------------- ----------- ------------ ----------- -----------

Total                                            143,923,760     59,441,968   10,801,981   13,150,657     (7,301)        4,576

Less:

    Withdrawals and termination payments          23,640,668      7,392,990            -    2,543,012           -            -
    Interest expense                               3,082,313              -    3,082,313            -           -            -
                                             ----------------  ------------- ----------- ------------ ----------- -----------

Net increase (decrease) in plan assets           117,200,779     52,048,978    7,719,668   10,607,645      (7,301)       4,576

Plan equity at beginning of year                 347,261,750     93,330,631   32,914,740   36,986,427       12,516       5,203
                                            ----------------  ------------- ----------- ------------ ----------- -----------

Plan equity at end of year                      $464,462,529   $145,379,609  $40,634,408  $47,594,072       $5,215      $9,779

                                             ================ =============  =========== ============ ===========   ===========


---------------------------------------------------------------------------------------------------------------------------
                                                     FUND INFORMATION
---------------------------------------------------------------------------------------------------------------------------
                                             PARTICIPANT-DIRECTED INVESTMENTS
---------------------------------------------------------------------------------------------------------------------------
    Tandy                                                                                 Putnam      Putnam
   Common       Putnam      Putnam       Putnam Asset Allocation Funds       Putnam     Investors     Money        Loan
                                                                             Intn'l
                                       -----------------------------------
    Stock       Income     Voyager       Growth     Balanced   ConservativeGrowth Fund     Fund       Market       Fund
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------

     $771,441    $      -   $        -   $       -   $       -   $      -    $     -      $     -    $      -    $

            -     361,275    2,741,324     371,813     518,977    218,119      4,161       21,266     305,638             -
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------
      771,441     361,275    2,741,324     371,813     518,977    218,119      4,161       21,266     305,638             -
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------

   32,752,472           -            -           -           -          -          -            -           -             -
            -   (283,751)    2,792,155     224,049      31,622   (15,864)    (8,883)       97,662           -             -
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------
   32,752,472   (283,751)    2,792,155     224,049      31,622   (15,864)    (8,883)       97,662           -             -
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------

            -           -            -           -           -          -          -            -           -             -
    4,201,548   1,196,186    7,107,451   2,732,684   2,381,647    498,638     76,090      167,466   1,455,602             -
            -           -            -           -           -          -          -            -           -             -
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------
    4,201,548   1,196,186    7,107,451   2,732,684   2,381,647    498,638     76,090      167,466   1,455,602             -
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------



            -           -            -           -           -          -          -            -           -             -
    (221,433)      22,174    (976,361) (1,310,518)   (444,909)  (113,009)    255,394    1,246,056   1,542,606             -
  (1,241,525)    (25,044)    (751,626)   (318,205)   (203,227)   (22,042)    (6,620)     (18,058)   (163,048)     2,631,966
     (15,537)     (2,827)     (14,229)     (5,013)     (5,315)    (1,031)       (67)        (136)     (8,993)      (18,332)
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------
  (1,478,495)     (5,697)  (1,742,216) (1,633,736)   (653,451)  (136,082)    248,707    1,227,862   1,370,565     2,613,634
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------

   36,246,966   1,268,013   10,898,714   1,694,810   2,278,795    564,811    320,075    1,514,256   3,131,805     2,613,634

    5,821,314     580,252    2,507,081   1,041,718   1,193,628    413,321      6,887       16,109   1,544,615       579,741
            -           -            -           -           -          -          -            -           -             -
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------

   30,425,652     687,761    8,391,633     653,092   1,085,167    151,490    313,188    1,498,147   1,587,190     2,033,893

   91,415,657   5,422,888   37,180,036  14,047,636  15,618,372  4,752,063          -            -   5,320,379    10,255,202
-------------- ---------- -----------  ----------- ----------- ----------- ------------ ----------- ----------- -----------
 $121,841,309  $6,110,649  $45,571,669 $14,700,728 $16,703,539 $4,903,553   $313,188   $1,498,147  $6,907,569   $12,289,095


 ============  ========== ============ =========== =========== ==========   =========  ==========   =========      =========

TANDY CORPORATION
TANDY FUND

NOTES TO FINANCIAL STATEMENTS
NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tandy Fund (the "Plan") provides only general information. Participants should refer to the summary Plan description, which also constitutes the Plan's prospectus, or the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of Tandy Corporation, its divisions and subsidiaries ("the Company" or "Tandy") who will have completed at least one year of service, of not less than 1,000 hours in the following calendar quarter. The Tandy Fund is an individual account plan with multiple, participant-directed investment options which is intended to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c).

The Plan is subject to Titles I and II of ERISA relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage.

As of March 31, 1999 and 1998, there were 11,104 and 10,261 employees of the Company participating in the Plan and 18,361 and 20,043 employees eligible to participate, respectively.

Plan Trustee - The Company's Board of Directors has appointed Putnam Fiduciary Trust Company as the Plan's trustee.

Methods of Operation - The Tandy Fund is a defined-contribution  plan consisting
of   a    Company-directed    portion   (which   includes   an   ESOP)   and   a
participant-directed portion.

The ESOP portion of the Plan is comprised of three accounts: the "Suspense" account, the "Preferred Stock" account and the "Profit Sharing" account. The "Profit Sharing" account was included with the ESOP portion of the Plan effective January 1, 1999.

The "Suspense" account had an original unallocated share account, which consisted of 100,000 shares of Tandy Corporation Series B TESOP Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock was purchased in July 1990 with funds obtained through a $100,000,000 borrowing. Each share of Preferred Stock is convertible into 43.56 shares of Tandy common stock and its minimum resale value is guaranteed by the Company to be $1,000 per share. This series of Preferred Stock has certain liquidation preferences and may be redeemed by the Company at specified premiums. The borrowing is discussed in
Note 2.

The unallocated shares of Preferred Stock and their related debt are held in the "Suspense" account. Funds are derived from Company contributions and dividends paid on the Preferred Stock. These funds are used to pay the debt which releases a pro rata portion of the Preferred Stock and the Preferred Stock released is allocated to the individual "Preferred Stock" account of the participants. The allocation to participants' accounts occurs on the last day of each plan year.

The  "Preferred  Stock"  account  represents  the  participants'   interests  in
Preferred Stock that have been allocated to the participants' individual accounts from the "Suspense" account.

There were 51,642.33 and 44,803.18 shares of Preferred Stock held in the individual "Preferred Stock" accounts of participants as of March 31, 1999 and 1998, respectively.

The "Profit Sharing" account represents discretionary matching contributions made to the Plan by Tandy Corporation and allocated to the participants' individual accounts.

Participant Contributions - Participants are allowed to defer (in increments of 1%) a minimum of 1% of gross salary and wages up to a maximum of 8%. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code.

Participants are provided with the option to direct their contributions in various investment options; each of which is described in more detail in Note 3. Participants may elect to contribute portions of their total contributions to the various investment options in increments of 5%.

Participants are not subject to current federal income taxation on their deferred contributions to the Plan.

Company Contributions - Company contributions are made directly to the Tandy Fund through the ESOP portion of the Plan. The Company is obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the Preferred Stock. Cash dividends are paid on shares of Preferred Stock semiannually on June 30 and December 31 at the rate of 7.5% per annum. Cash dividends paid on all shares of Preferred Stock and additional cash contributed by the Company to the Plan are used to make payments of principal and interest on the debt that was created to purchase the Preferred Stock. As the debt is reduced, a pro rata number of shares of Preferred Stock is released and allocated to participants' "Preferred Stock" accounts on the last day of each plan year. The allocation is based on the total number of shares to be allocated less shares allocated in lieu of cash dividends, multiplied by a fraction equal to the amount of a participants' deferred salary contribution to the Plan over the total deferred salary contributions of all participants in the Plan for the current Plan year.

As a result of using dividends to pay down the principal on the debt, shares of Preferred Stock equal to the value of the dividend are released and allocated to participants' accounts. The amount of dividends allocated to a participant is an amount equal to the number of shares released multiplied by a fraction, the numerator of which is the number of a participant's shares owned on the allocation date, and the denominator of which is the total shares owned by all participants.

Tandy corporation is eligible to make discretionary matching contributions to the participants' "Profit Sharing" account at any time. Discretionary "Profit Sharing" contributions of $29,212 and $63,909 were made to the Plan during the years ended March 31, 1999 or 1998, respectively.

Participants' Accounts - Participants' ESOP accounts are valued as of the last day of each month. Participants' investments in common stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement showing their contributions, Company contributions, total contributions and the market value of their account. Each participant is also mailed the following:

o    a copy of the annual report of Tandy Corporation,
o any Tandy Stock Plan/Plan prospectus incorporated by reference into the registration statements on Form S-8 ( Nos. 33-51603, 333-27437 and 333-63659) or an appendix to the prospectus,
o any material amendment made to any revised summary plan description booklet, which also constitutes the Plan's prospectus, and
o    the summary annual report.

Vesting - A participant, who was an employee on September 30, 1990, is fully vested at all times in all shares allocated to his or her Stock account, along with earnings thereon and forfeitures of terminated participants' nonvested accounts. A participant who does not meet this requirement will become fully vested in the Company's contributions upon the earlier to occur of five years of service with the Company or three years of participation in the Plan.
Participants are immediately vested in their deferred and voluntary contributions to the Plan plus actual earnings thereon.

Payment of Benefits - Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

1)   Single sum payment in cash
2) Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant's actual life expectancy, if shorter)
3) Equal monthly cash installments for a period of up to ten years (or the participant's actual life expectancy, if shorter)
4)   Part cash and part securities

Forfeited Accounts - Forfeited nonvested accounts of terminated participants are allocated among the remaining participants' accounts. A total of $1,138,554 and $1,214,047 were allocated to participants' accounts as a result of forfeitures for the years ended March 31, 1999 and 1998, respectively.

Loans to Participants - A participant may borrow up to 50% of his or her vested account value in the Plan not to exceed the lesser of: 1) $50,000 or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500; to be repaid through authorized payroll deductions. The term of a loan may not be less than six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by the Administrative Committee and is based on the interest rate currently being charged for similar commercial loans. The weighted average interest rate charged on participant loan balances was 9.27% for the years ended March 31, 1999 and 1998. Interest received on participant loans was $1,044,860 and $831,006 for the years ended March 31, 1999 and 1998, respectively. A portion, not to exceed 50%, of the participant's dollar value interest in the Plan, is pledged as collateral on outstanding participant loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared under the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Tandy common stock is valued at its closing market price. Tandy preferred stock is valued on a monthly basis by an independent, third-party appraiser. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required by ERISA.

Contributions - Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company and assets of the Plan.

Notes Payable - The "1990 Notes" were issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100,000,000 aggregate principal amount that have a final maturity of June 30, 2000 and are guaranteed by the Company. The 1990 Notes bear interest at 9.34% per annum payable semiannually on each December 30 and June 30 from December 30, 1990 through June 30, 2000.

On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the 1990 Notes. Under this agreement, the Plan has borrowed $16,240,000 at interest rates ranging from 5.84% to 8.76%. These notes are also guaranteed by the Company and mature on dates ranging from December 30, 2000 to December 30, 2002. Maturities of the Notes are as follows:

For the Plan's Fiscal Year:

        4/1/99 - 3/31/00                     $           10,125,000
        4/1/00 - 3/31/01                                  9,543,000
        4/1/01 - 3/31/02                                  7,826,000
        4/1/02 - 3/31/03                                  3,351,000
                                             -- --------------------

                                             $           30,845,000
                                             == ====================

The fair value of the Plan's total debt of $30,845,000 and $42,143,000 is approximately $32,369,000 and $41,457,000 at March 31, 1999 and 1998,
respectively.

Expenses of the Plan - At March 31, 1999, the trustee was responsible for both the management and record keeping of the Plan's assets. Administrative expenses of the Plan are generally paid directly to the trustee by the Company and thus are not a component of the changes in net assets available for Plan benefits.

Concentration of Plan Assets - The Tandy Fund has approximately 78% and 76% of its total assets (including unallocated Preferred Stock) invested in securities of its sponsor, Tandy Corporation, at March 31, 1999 and 1998, respectively.

NOTE 3 - INVESTMENTS

The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company common stock for more complete information including risks associated with investment options.

Tandy Corporation Common Stock - Funds are invested in common stock of Tandy Corporation.

Putnam Income Fund - Funds are invested in shares of a registered investment company that invests primarily in fixed-income securities such as debt securities, including both government and corporate obligations, preferred stocks, dividend-paying common stocks and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

Putnam Voyager Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks of companies (a significant portion of which may be invested in securities of smaller and newer issuers). This fund may also purchase convertible bonds, convertible preferred stocks, warrants, preferred stocks, debt securities and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

Putnam Asset Allocation Fund: Growth Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

Putnam Asset Allocation Fund: Balanced Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is slightly weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

Putnam Asset Allocation Fund: Conservative Portfolio - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the fixed income class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 30% of its assets in securities principally traded in foreign markets.

Putnam International Growth Fund - Funds are invested in shares of a registered investment company which invests mainly in medium and large-sized companies. This fund diversifies its investments among a number of different countries by investing at least 65% of its total assets in at least three countries other than the United States. This fund may also invest in companies located in less developed and developing countries and it may use derivatives both for hedging and non-hedging purposes. This fund may also purchase preferred stocks, convertible securities and fixed income investments.

Putnam Investors Fund - Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities of large growth companies. This may include the use of derivatives both for hedging and non-hedging purposes.
This fund may also invest without limit in securities of foreign issuers.

Putnam Money Market Fund - Funds are invested in shares of a registered investment company that invests primarily in short-term, high-quality money market instruments such as bank certificates of deposit, bankers' acceptances, prime commercial paper, corporate obligations, municipal obligations, U.S. Government securities and repurchase agreements. This fund may also invest without limit in U.S. dollar denominated commercial paper of foreign issuers and in bank certificates of deposit and bankers' acceptances payable in U.S. dollars and issued by foreign banks or by foreign branches of U.S. banks.

     The following investments, at fair value, represented 5% or more of net assets available for plan benefits as of March 31, 1999 and 1998:

                              Shares                             Fair Value
                                             ---------------------------------  --------------------------------------
                                                  1999              1998               1999                1998
                                             ----------------  ---------------  -------------------  -----------------

Tandy Common Stock                              2,654,120        2,730,933        $  169,366,050     $  128,353,838

Series B TESOP Convertible
Preferred  Stock - Allocated                       51,642           44,803           145,379,609         93,330,631

Series B TESOP Convertible
Preferred   Stock - Unallocated                    24,558           34,707            69,134,704         72,305,094

       Putnam Voyager Fund                      1,958,461        1,698,267            45,455,885         37,090,154


NOTE 4 - TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1998. The Plan has subsequently been amended and management will request a similar determination letter from the Internal Revenue Service for the Plan. Management believes that the Plan is qualified under Section 401(a) of the

Internal Revenue Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a). Accordingly, employee contributions, employer contributions, and earnings of the Plan are not taxable to participants until distributed. Management is unaware of violations in the operation of the Plan from the terms of the Plan documents, as amended. Management intends to maintain the Plan's qualification under the Internal Revenue Code and ERISA.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain  Plan   investments  are  shares  of  mutual  funds  managed  by  Putnam
Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Company redeemed $7,392,990 and $4,473,692 of Preferred Stock from the Plan during 1999 and 1998, respectively.

NOTE 6 - ADMINISTRATION OF PLAN ASSETS

The Plan is administered by an Administrative Committee comprising up to three persons appointed by the Company's Board of Directors. Certain administrative functions are performed by employees of the Company with no compensation from the Plan.
Administrative expenses and Trustee fees are paid directly by the Company.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the IRS Form 5500:

                                                       March 31, 1999
                                             -------------------------------

Net assets available for Plan
benefits per the financial statements          $       464,462,529
Less:  Benefit obligations currently payable           (1,285,533)
                                             -------------------------------
Net assets available for Plan benefits
per the Form 5500                              $      463,176,996
                                             ===============================


The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:
                                                  Year Ended
                                                 March 31, 1999
                                          -------------------------------

Benefits paid to participants per
the financial statements                       $     23,640,668
Add:  Benefit obligations payable at
March 31, 1999                                        1,285,533

Less: Benefit obligations payable
at March 31, 1998                              $      (425,199)
                                          ----------------------------

Benefits paid to participants per
the Form 5500                                  $     24,501,002
                                          ============================

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the IRS Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 1999, but not yet paid as of that date.

                                                                                                             Schedule  1
TANDY CORPORATION
TANDY FUND

Item 27A - Schedule of Assets Held for Investment Purposes
March 31, 1999
---------------------------------------------------------------------------------------------------------------------------------

     Identity of issue,        Description of investment including maturity        Shares
         borrower,              date,rate of interest, collateral, par or
  lessor or similar party      maturity  date                                    Outstanding         Cost         Current Value

----------------------------  ------------------------------------------------  --------------  ---------------  ----------------
Tandy Corporation  *          Common stock                                       2,654,120.28      $52,093,170     $ 169,366,050

Tandy Corporation  *          Preferred Stock -
                                  Allocated                                         51,642.33
                                  Unallocated                                       24,558.30       76,200,628       214,514,313

Tandycrafts, Inc.             Common stock                                           2,384.00              953             5,215

InterTAN, Inc.                Common stock                                           1,003.00            7,216             9,779

Putnam Investments *          Income Fund                                          900,154.89        6,329,366         6,094,049

Putnam Investments *          Voyager Fund                                       1,958,461.24       35,540,269        45,455,885

Putnam Investments *          Asset Allocation-Growth Portfolio                  1,053,631.89       12,389,839        14,656,020

Putnam Investments *          Asset Allocation-Balanced Portfolio                1,374,883.66       14,680,541        16,663,590

Putnam Investments *          Asset Allocation-Conservative Portfolio              467,546.09        4,602,637         4,895,208

Putnam Investments *          International Growth Fund                             15,320.24          300,458           310,388

Putnam Investments *          Investors Fund                                        95,426.73        1,354,933         1,491,520

Putnam Investments *          Money Market Fund                                                      6,887,733         6,887,733

Various participants *        Participant loans receivable - terms of 6
                              months - 5 years, interest rates of 8.75% - 9.50%                              -        12,289,095
                                                                                                ---------------- ----------------
                                                                                                   $210,387,743    $ 492,638,845
                                                                                                ===============  ================

* - Party in interest



TANDY CORPORATION                                                                       Schedule 2
TANDY FUND

Item 27D - Schedule of Reportable Transactions
Year Ended March 31, 1999



                                                                          Expense                   Current value
                                                                         incurred                    of asset on
    Identity of        Description    Purchase      Selling     Lease      with          Cost         transaction    Net gain
   party involved       Of asset        price        price     rental   transaction    of asset          date        Or (loss)
--------------------- -------------- ------------ ------------ -------- ------------ -------------  --------------- ------------

Tandy Corporation
Purchases             Common stock   $17,273,954            -        -            -   $17,273,954      $17,273,954
Sales                 Common stock                $21,980,974        -            -    12,688,794       21,980,974   $9,292,180

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Tandy Fund


                                  By:        __________________________________
                                             J. H. Bradley
                                             Administrative Committee Member


                                  By:        ___________________________________
                                             D. Johnson
                                             Administrative Committee Member


                                  By:        ___________________________________
                                             Francesca Spinelli
                                             Administrative Committee Member

Date:  September 24, 1999


Index to Exhibits

Exhibit Number           Description of Exhibit               Page Number

23                 Consent of Independent Accountants                 21